Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: June 22, 2022

Message From From Bill Lynn
June 21, 2022
This is an exciting time for RADA and Leonardo DRS, and a significant milestone for both companies. This proposal brings together two leading defense technology companies and combines their capabilities that will reshape the future of the battlefield for our defense customers.
I am also excited about you, the RADA employees, joining the Leonardo DRS family. The remarkable business you have built with your hard work over the years and ongoing dedication, have created these incredible technologies that are recognized around the world. You will be an invaluable part of this new company as we continue to shape it into a defense technology market leader.
This is the right move for both organizations, and it will offer new opportunities as we take advantage of each other’s unique capabilities. We know this can happen, because we have worked together to develop and help deploy new technologies for the U.S. Army with the M-SHORAD program.
Like RADA, Leonardo is a high-tech company with exceptional talent and an innovative spirit. It is those special elements and a culture of dedication that brought us together, and the reason why we are here today. There is no limit on what we can accomplish together to meet the needs of our defense customers and allies around the world.
But we are more than that. We also have a mission to continue to make this company an even better place to work for our employees. We focus on recognizing our people, providing great career opportunities while supporting local economies and communities. We also put a premium on ensuring that we operate as a responsible and sustainable company.
We expect this merger to be officially approved by the end of this year. In the meantime, we will keep you updated throughout the process as we move closer to the official closing.
I’m incredibly excited about the opportunity to bring these two remarkable companies and teams together. As a combined team, we will shape the battlefield of today and tomorrow, and together our technologies will sense the future.

Sincerely,
Bill Lynn
/s/ Bill Lynn
CEO, Leonardo DRS

Forward-Looking Statements
This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of Leonardo DRS, Inc. (“DRS”) and RADA Electronic Industries Limited (“RADA”) and its impact, if completed, on the combined company’s business.  Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither RADA nor DRS undertake any obligation to update these statements, except as required by law.
ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.